June 15, 2007

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549 Re: Amended Filing under Rule 17g-1 Ladies and Gentlemen:

On behalf of the registered management investment companies listed in Schedule A hereto (the “Funds”), please be advised, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as follows:

1. Enclosed as Exhibit 1 is a copy of the fidelity bonds covering the Funds for the period beginning June 15, 2004 and ending June 15, 2005, which is also the period for which premiums have been paid. The primary bond included in Exhibit 1 has been amended to replace Rider 11 to the bond with the Rider 11 included in the attached. Other than those riders, all of the other Exhibits and Schedules to this letter were previously filed with the Commission on April 9, 2007. The purpose of this amendment to such filing is solely to file a copy of the fully executed Rider 11 that was received on June 5, 2007.

2. Enclosed as Exhibit 2 is a copy of each of the resolutions approved by the Trustees of the Funds approving the form and amount of the bond and the proportion of the total premium paid by the Funds. The relevant resolution was approved by a majority of the Trustees of the Putnam Funds, including a majority of disinterested Trustees, on June 11, 2004, and by a majority of the Trustees of TH Lee, Putnam Investment Trust, including a majority of disinterested Trustees, on September 7, 2004.

3. Enclosed as Exhibit 3 is a copy of the agreement entered into by the Funds required by Rule 17g-1(f).

4. Schedule A also lists the amount of fidelity bond coverage each Fund would have been required to maintain under Rule 17g-1(d) if it did not participate in the joint fidelity bond.

Please direct any comments you may have to Robert Leveille, Managing Director, Senior Counsel and Chief Compliance Officer, at (617)-760-1858.

Very truly yours,

/s/ Beth S. Mazor Beth S. Mazor

FIDELITY BOND MONITOR		SCHEDULE A
AS OF: May 31, 2004

	GROSS ASSETS
	AS OF MOST	MINIMUM
	RECENT	BOND
FUND NAME	QUARTER	AMOUNT

Putnam Convertible Opportunities & Income Trust	74,702,831	400,000

Putnam Municipal Income Fund	847,520,370	1,000,000

Putnam High Yield Municipal Trust	175,738,584	600,000

Putnam Investment Grade Municipal Trust II	366,339,399	750,000

Putnam California Investment Grade Municipal Trust	84,202,622	450,000

Putnam New York Investment Grade Municipal Trust	47,828,464	350,000

Putnam Municipal Opportunities Trust	329,419,187	750,000

Putnam New Jersey Tax Exempt Income Fund	258,050,093	750,000

Putnam Florida Tax Exempt Income Fund	204,245,630	600,000

Putnam Pennsylvania Tax Exempt Income Fund	207,016,600	600,000

Putnam Tax-Free Health Care Fund	191,378,331	600,000

Putnam Capital Appreciation Fund	791,955,493	1,000,000

Putnam Managed High Yield Trust	67,522,880	400,000

Putnam Massachusetts Tax Exempt Income Fund	367,549,832	750,000

Putnam Michigan Tax Exempt Income Fund	150,896,184	600,000

Putnam Minnesota Tax Exempt Income Fund	135,866,196	525,000

Putnam Ohio Tax Exempt Income Fund	188,583,658	600,000

Putnam Arizona Tax Exempt Income Fund	111,373,831	525,000

Putnam Europe Growth Fund	617,660,686	900,000

Putnam International Growth Fund	8,018,329,474	2,500,000

Putnam New Opportunities Fund	8,576,113,258	2,500,000

The George Putnam Fund of Boston	7,184,469,252	2,500,000

Putnam Investors Fund	4,840,564,597	2,500,000

Putnam Vista Fund	3,163,138,275	2,100,000

Putnam Voyager Fund	15,778,969,942	2,500,000

Putnam OTC & Emerging Growth Fund	1,745,410,191	1,500,000

Putnam Premier Income Trust	1,067,010,787	1,250,000

TH Lee, Putnam Invstment Trust	82,543,860	450,000

Putnam High Yield Trust	2,995,982,334	1,900,000

Putnam Global Natural Resources Fund	266,183,910	750,000

Putnam Health Sciences Trust	3,226,922,339	2,100,000

Putnam High Income Convertible and Bond Fund	118,314,554	525,000

Putnam Money Market Fund	5,130,615,936	2,500,000

Putnam Tax Exempt Income Fund	1,518,644,738	1,500,000

Putnam California Tax Exempt Income Fund	2,633,689,020	1,900,000

Putnam U.S. Government Income Trust	2,289,590,505	1,700,000

Putnam American Government Income Fund	1,401,983,494	1,250,000

Putnam Tax Exempt Money Market Fund	136,887,123	525,000

Putnam Master Intermediate Income Trust	780,819,346	1,000,000

Putnam Diversified Income Trust	6,747,340,218	2,500,000

The Putnam Fund for Growth and Income	18,952,909,559	2,500,000

Putnam Income Fund	4,865,999,079	2,500,000

Putnam Global Growth Fund	2,636,244,361	1,900,000

Putnam Convertible Income-Growth Trust	769,237,480	1,000,000

Putnam Global Governmental Income Trust	208,109,659	600,000

Putnam Managed Municipal Income Trust	562,514,194	900,000

Putnam Master Income Trust	401,594,281	750,000

Putnam Tax Smart Equity Fund	301,673,800	750,000

		GROSS ASSETS
		AS OF MOST		MINIMUM
		RECENT		BOND
FUND NAME		QUARTER		AMOUNT

Putnam Utilities Growth and Income Fund		535,213,511		900,000

Putnam Equity Income Fund		3,244,020,342		2,100,000

Putnam New York Tax Exempt Income Fund		1,387,021,618		1,250,000

Putnam Investment Grade Municipal Trust		364,578,706		750,000

Putnam High Yield Advantage Fund		1,245,816,232		1,250,000

Putnam Intermediate US Government Income Fund		878,656,245		1,000,000

Putnam Classic Equity Fund		1,073,044,437		1,250,000

Putnam Voyager Fund II		1,479,538,406		1,250,000

Putnam Variable Trust		22,512,883,927		2,500,000

Putnam Investment Funds		9,217,640,932		2,500,000

Putnam Tax-Free Income Trust		1,479,829,817		1,250,000

Putnam Assets Allocation Funds		5,393,484,176		2,500,000

Putnam Funds Trust		886,873,395		1,000,000

	TOTALS:	161,318,258,181		78,500,000
		================		================

			MINIMUM
			AMOUNT
			NEEDED:	78,500,000

			CURRENT
			BOND
			AMOUNT:	90,000,000

	AMOUNT IN EXCESS OF MIN. AMOUNT:			11,500,000

Exhibit 1

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

(A Stock Insurance Company, Herein Called The Underwriter)

Bond No. 538-62-44

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	THE GEORGE PUTNAM FUNDS OF BOSTON

	Principal Address	TWO LIBERTY SQUARE
		BOSTON, MA 02109

Item 2.		Bond Period: from 12:01 a.m. June 15, 2004 to June 15, 2005 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said
	dates.

Item 3.		Limit of Liability-Subject to Section 9, 10 and 12 hereof,

Amount applicable to
		Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY		$70,000,000	$150,000
Insuring Agreement (B)-AUDIT EXPENSE		$250,000	$5,000
Insuring Agreement (C)-ON PREMISES		$70,000,000	$150,000
Insuring Agreement (D)-IN TRANSIT		$70,000,000	$150,000
Insuring Agreement (E)-FORGERY OR ALTERATION		$70,000,000	$150,000
Insuring Agreement (F)-SECURITIES		$70,000,000	$150,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY		$70,000,000	$150,000
Insuring Agreement (H)-STOP PAYMENT		$250,000	$5,000
Insuring Agreement(I)-UNCOLLECTIBLE ITEMS OF DEPOSIT		$250,000	$5,000
Optional Insuring Agreements and Coverage:
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD		$70,000,000	$150,000
Insuring Agreement (K)-VOICE INITIATED TRANSFER FRAUD		$70,000,000	$150,000
Insuring Agreement (L)-TELEFACSIMILE TRANSFER FRAUD		$70,000,000	$150,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS		$70,000,000	$150,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such
Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to
	be deleted therefrom.

Item 4.		Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions.

Item 5.		The liability of the Underwriter is subject to the terms of the following riders attached hereto:
	Riders No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11

Item 6.		The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 241-23-67 such termination or cancellation to be effective as of the
	time this bond becomes effective.

		By	_______________________
			Authorized Representative

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured  through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

a) an investment advisor,
b) an underwriter (distributor),
c) a transfer agent or shareholder accounting record-keeper, or
d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company

named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semiprecious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the

Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-
                      ACCUMULATION OF LIABILITY
                      AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex-change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a  bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

RIDER # 1

This rider, effective 12:01 AM	June 15, 2004	forms a part of
bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

by National Union Fire Insurance Company of Pittsburgh, PA

It it agreed that:

1. Part (a) of Section 12 of this bond is deleted.

2. Cancellation of this bond by the Underwriter is subject to the following provisions:

If the bond has been in effect for 60 days or less, it may be cancelled by the Underwriter for any reason. Such cancellation shall be effective 20 days after the Underwriter mails a notice of cancellation to the first-named Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the following grounds:

(A) non-payment of premium;

(B) conviction of a crime arising out of acts increasing the hazard insured against;

(C) discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;

(D) after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond period;

(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

(F) the cancellation is required pursuant to a determination by the Superintendent that continuation of the present premium volume of the Insurer would jeopardize that Insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

(G) a determination by the superintendent that the continuation of the bond would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

(H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the

RIDER # 1 (CONTINUED)

insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i) a notice of cancellation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancellation is desired, and

(ii) notice of cancellation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancellation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond, and to its authorized agent or broker.

3. If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4. If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

5. The Underwriter may elect to simply notify the insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the insured that a second notice will be sent at a later date specifying the Underwriter's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:
__________________________
AUTHORIZED REPRESENTATIVE

RIDER # 2

This rider, effective 12:01 AM	June 15, 2004	forms a part of
bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

by National Union Fire Insurance Company of Pittsburgh, PA

1. The Name of Insured shown in Item 1 of the Declarations is amended to read as follows:

"The George Putnam Fund of Boston Putnam
American Government Income Fund Putnam
Arizona Tax Exempt Income Fund Putnam
Asset Allocation Funds
Balanced Portfolio
Conservative Portfolio
Growth Portfolio
Putnam California Investment Grade Municipal Trust
Putnam California Tax Exempt Income Fund
Putnam Capital Appreciation Fund
Putnam Classic Equity Fund
Putnam Convertible Income-Growth Trust
Putnam Discovery Growth Fund
Putnam Diversified Income Trust
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Florida Tax Exempt Income Fund
Putnam Funds Trust
Putnam Floating Rate Daily Access Fund
Putnam Growth Fund
Putnam International Fund 2000
Putnam International Growth and Income Fund
Putnam Prime Money Market Fund
Putnam Small Cap Growth Fund
Putnam Global Equity Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
The Putnam Fund for Growth and Income
Putnam Health Sciences Trust
Putnam High Income Bond Fund
Putnam High Income Opportunities Trust
Putnam High Yield Advantage Fund
Putnam High Yield Municipal Trust
Putnam High Yield Trust
Putnam Income Fund
Putnam Intermediate U.S. Government Income Fund
Putnam International Equity Fund
Putnam Investment Funds

RIDER # 2 (CONTINUED)

Putnam Capital Opportunities Fund
Putnam Growth Opportunities Fund
Putnam International Blend Fund
Putnam International New Opportunities Fund
Putnam International Capital Opportunities Fund
Putnam MidCap Value Fund
Putnam New Value Fund
Putnam Research Fund
Putnam Small Cap Value Fund
Putnam Investment Grade Municipal Trust
Putnam Investors Fund
Putnam Managed High Yield Trust
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Income Trust
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Municipal Bond Fund
Putnam Municipal Income Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New Opportunities Fund
Putnam New York Investment Grade Municipal Trust
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam OTC & Emerging Growth Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Health Care Fund
Putnam Tax-Free Income Trust
Tax-Free High Yield Fund
Tax-Free Insured Fund
TH Lee, Putnam Emerging Opportunities Portfolio
Putnam Tax Smart Funds Trust
Putnam Tax Smart Equity Fund
Putnam U.S. Government Income Trust
Putnam Utilities Growth and Income Fund
Putnam Variable Trust
Putnam VT American Government Income Fund
Putnam VT Capital Appreciation Fund
Putnam VT Capital Opportunities Fund
Putnam VT Discovery Growth Fund

RIDER # 2 (CONTINUED)

Putnam VT Diversified Income Fund
Putnam VT Equity Income Fund
Putnam VT The George Putnam Fund of Boston
Putnam VT Global Asset Allocation Fund
Putnam VT Global Equity Fund
Putnam VT Growth and Income Fund
Putnam VT Growth Opportunities Fund
Putnam VT Health Sciences Fund
Putnam VT High Yield Fund
Putnam VT Income Fund
Putnam VT International Equity Fund
Putnam VT International Growth and Income Fund
Putnam VT International New Opportunities Fund
Putnam VT Investors Fund
Putnam VT Mid Cap Value Fund
Putnam VT Money Market Fund
Putnam VT New Opportunities Fund
Putnam VT New Value Fund
Putnam VT OTC & Emerging Growth Fund
Putnam VT Research Fund
Putnam VT Small Cap Value Fund
Putnam VT Utilities Growth and Income Fund
Putnam VT Vista Fund
Putnam VT Voyager Fund
Putnam Vista Fund
Putnam Voyager Fund

and any Investment Company sponsored by the Putnam Investments Trust, its subsidiaries or affiliated entities, which has been registered with the Securities and Exchange Commission under the Investment Company Act of 1940, commonly known as a Mutual Fund."

2. Each Mutual Fund created by Putnam Investments Trust, its subsidiaries or affiliated entities after the effective date of this Bond but prior to the termination of the Bond Period shall be deemed Named Insured under the Bond effective as of the date it is created.

3. Each of the following entities, with respect to its service to the Mutual Fund Named Insureds, shall be deemed Named Insured under the Bond:

Putnam Investment Management, LLC
Putnam Investment Trust
Putnam Fiduciary Trust Company
Putnam Retail Management Limited Partnership

RIDER # 2 (CONTINUED)

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:____________________________
AUTHORIZED REPRESENTATIVE

By:

RIDER # 3

This rider, effective 12:01 AM	June 15, 2004	forms a part of
bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

INSURING AGREEMENT L - TELEFACSIMILE TRANSFER FRAUD It

is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2. The limit of Liability for the coverage provided by this rider shall be Seventy Million Dollars ($70,000,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3. The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of One Hundred and Fifty Thousand Dollars ($150,000), but not in excess of the Limit of Liability stated above.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

By: ______________________________ AUTHORIZED REPRESENTATIVE

By:

RIDER # 4

This rider, effective 12:01 AM	June 15, 2004	forms a part of bond
number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

INSURING AGREEMENT K It is agreed

that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows: "Voice Initiated Funds Transfers"

Loss resulting directly from the Insured having, in good faith, transferred funds from a Customer's account through an electronic funds transfer system covered in the Computer Systems Insuring Agreement attached to this bond, in reliance upon a Voice Initiated Funds Transfer Instruction which was purported to be from an officer, director, partner or employee of a Customer of the Insured who was authorized and appointed by such Customer to instruct the Insured by means of voice message transmitted by telephone to make certain funds transfers, and which instruction

1. was in fact, from an impostor, or a person not authorized by the Customer to issue such instructions by voice message transmitted by telephone, and which

2. was received by an Employee of the Insured specifically designated to receive and act upon such instructions; but provided that

a. such voice instruction was electronically recorded by the Insured and proper password(s) or code words(s) given; and

b. if the transfer was in excess of $150,000 the voice instruction was verified by a direct call back to an employee or the Customer (or a person thought by the Insured to be an employee of the Customer)

2. As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured for Customer Voice Initiated Electronic Funds Transfer and has provided the Insured with the names of its officer, directors, partners or employees authorized to initiate such Transfers.

3. The Single Loss Limit of Liability for the Voice Initiated Electronic Funds transfer Insuring Agreement is limited to the amount shown on the Declaration Page, or amendment thereto.

4. The following is added as part (g) Section 5:

(g) Proof of loss for claim under the Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if such call was required.

5. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By: _____________________
      Authorized Representative

RIDER # 5

This rider, effective 12:01 AM	June 15, 2004	forms a part of
bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

INSURING AGREEMENT M

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I. Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS  Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "APS Transaction" means any APS Redemption, APS Exchange, APS Purchase or APS Election.

b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. "APS Election" means any election concerning various account features available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividends/capital gains options, dividend sweep, telephone balance consent and change of address.

d. "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone; by means of information transmitted by an individual caller through use of a telephone keypad.

e. "APS Designated Procedures" means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

RIDER # 5 (CONTINUED)

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Share Holder Services Group, Inc.

f. "APS Purchase" means any purchase of shares issued by an Investment Company, which is requested over the telephone by means of information transmitted by an individual caller through the use of a telephone keypad.

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. Any loss covered under Insuring Agreement A. "Fidelity", of this Bond;

b. Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii) officially Designated, or

RIDER # 5 (CONTINUED)

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on standard time as specified in the bond.

By: ___________________________
AUTHORIZED REPRESENTATIVE

RIDER NO. 6

This rider, effective 12:01 AM	June 15, 2005	forms a part of
bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

INSURING AGREEMENT J

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited;

(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

RIDER 6 (CONTINUED)

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and application software,

(c) terminal devices,

(d) related communication networks or customer communication systems to include the Internet, and

(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period." (b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c) Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Seventy Million Dollars ($70,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of One Hundred Thousand Dollars ($150,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

RIDER NO. 6 (CONTINUED)

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By: ___________________________
      AUTHORIZED REPRESENTATIVE

RIDER # 7

This rider, effective 12:01 AM	June 15, 2004	forms a part of bond
number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

By: ___________________________
      AUTHORIZED REPRESENTATIVE

RIDER # 8

This rider, effective 12:01 AM	June 15, 2004	forms a part of bond
number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

AMENDED IN TRANSIT

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (D) IN TRANIST is amended by deleting the following sentence:

"except while in the mail or with a carrier for hire, other than an armored motor vehicle company"

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

By: _________________________
      AUTORIZED REPRESENTATIVE

RIDER # 9

This rider, effective 12:01 AM	June 15, 2004	forms a part of
bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

AMENDED FORGERY OR ALTERATION

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (E) FORGERY OR ALTERATION, first paragraph, is deleted in its entirety and replaced with the following:

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker or Employee but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker or Employee, withdrawal orders or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

RIDER # 10

This rider, effective 12:01 AM	June 15, 2004	forms a part of bond number
538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

INSURING AGREEMENT G

It is agreed that:

1. INSURING AGREEMENT G "Counterfeit Currency" is deleted in its entirety and added with the following:

2. The Underwriter Shall be liable under he attached Bond for:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, Coin or Currency of the United States of America, Canada or any other country.

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

By ________________________________
AUTHORIZED REPRESENTATIVE

RIDER #11

This rider, effective 12:01 AM, June 15, 2004, forms a part of bond number 538-62-44
issued to: THE GEORGE PUTNAM FUNDS OF BOSTON

by National Union Fire Insurance Company of Pittsburgh, PA

It is agreed that:

1. The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond.

2. Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

RIDER #11 (CONTINUED)

9. In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $25,000,000 part of	Controlling Company
$70,000,0000 Limit of Liability excess of	National Union Fire Insurance Company of
$150,000 deductible	Pittsburgh Pa

By: /s/ Authorized Representative
Authorized Representative

Underwritten for the sum of $20,000,000 part of	ACE American Insurance Company
$70,000,0000 Limit of Liability excess of
$150,000 deductible
By: /s/ Authorized Representative
Authorized Representative

Underwritten for the sum of $15,000,000 part of	Quanta Indemnity Company
$70,000,0000 Limit of Liability excess of
$150,000 deductible
By: /s/ Authorized Representative
Authorized Representative

Underwritten for the sum of $10,000,000 part of	Fidelity & Deposit Company of Maryland
$70,000,0000 Limit of Liability excess of
$150,000 deductible
By: /s/ Authorized Representative
Authorized Representative

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION

15 Mountain View Road, Warren, New Jersey 07059	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 81948056

THE GEORGE PUTNAM FUNDS OF BOSTON	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY
Two Liberty Square
Boston, MA 02109
Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

ITEM	1.	BOND PERIOD:	from	12:01 a.m. on June 15, 2004
			to	12:01 a.m. on June 15, 2005
ITEM	2.	AGGREGATE LIMIT OF LIABILITY:		$15,000,000
ITEM	3.	SINGLE LOSS LIMIT OF LIABILITY:		$15,000,000
ITEM	4.	DEDUCTIBLE AMOUNT:	$70,150,000
ITEM	5.	PRIMARY BOND:
		Insurer:	National Union Fire Insurance Company of Pittsburgh, PA
		Form and Bond No.: Form 41206 (Ed. 9-84), Bond No. 538-62-44
		Limit:	$70,000,000
		Deductible:	$150,000/$5,000
		Bond Period:	June 15, 2004 to June 15, 2005
ITEM	6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
		NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND,
		THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM	7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS
		OF PRIMARY BOND: None
ITEM	8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
		FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
		None

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	President

May 15, 2006

Date	Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause		Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the
Primary Bond, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the
DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or	A.	If after the inception date of this bond the Primary Bond is changed
Modification Of		or modified, written notice of any such change or modification shall
Primary Bond		be given to the COMPANY as soon as practicable, not to exceed thirty
(30) days after such change or modification, together with such information as the COMPANY may request. There shall be no
coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations	B.	The ASSURED represents that all information it has furnished to the
Made By Assured		COMPANY for this bond or otherwise is complete, true and correct.
Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change
in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be
grounds for recision of this bond.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 5

Notice To Company		C.	The ASSURED shall notify the COMPANY at the earliest practical
Of Legal Proceedings			moment, not to exceed thirty (30) days after the ASSURED receives
Against Assured –			notice, of any legal proceeding brought to determine the ASSURED’S
Election to Defend			liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying
Bonds. Concurrent with such notice, and as requested thereafter, the
ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all of part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this BOND, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And
Limitations

Definitions	1.		As used in this bond:

		a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be
reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying
Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’
fees incurred by the COMPANY under General Agreement C, resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

resulting in damage to or destruction or misplacement of
property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Limit Of	2.	The COMPANY’S total cumulative liability for all Single Losses of all
Liability		ASSUREDS discovered during the BOND PERIOD shall not exceed the
AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the
DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

		b.	the COMPANY shall have no obligation under General Agreement C.
to continue the defense of the ASSURED, and on notice by the
COMPANY to the ASSURED that the AGGREGATE LIMIT OF
LIABILITY has been exhausted, the ASSURED shall assume all
responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with
Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the
AGGREGATE LIMIT OF LIABILITY.

Single Loss		The COMPANY’S liability for each Single Loss shall not exceed the
Limit of Liability		SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the
DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF
LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the
BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 3 of 5

liable to a third party,
regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable
Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-	4.		In the event of a payment under this bond, the COMPANY shall be
Assignment-			subrogated to all of the ASSURED’S rights of recovery against any person or
Recovery			entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY any assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the
ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the
COMPANY in satisfaction of amounts paid in settlement of the
ASSURED’S claim and third, to the ASSURED in satisfaction of the
DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of	5.		At the COMPANY’S request and at reasonable times and places designated
Assured			by the COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond.
The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.		This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from

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Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

the ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by
State or Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY,
or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary
Bond.

Conformity	7.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or	8.	This bond or any instrument amending or affecting this bond may not be
Modification Of		changed or modified orally. No change in or modification of this bond shall
This Bond		be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 5 of 5

Chubb & Son, div. of Federal Insurance Company
as manager of the member insurers of the
Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

Exhibit 2

Resolutions adopted by the Boards of Trustees of the Putnam Funds on June 11, 2004

VOTED: That the action of each Fund in joining the other Putnam Funds, Putnam Investment Management, LLC, Putnam Retail Management Limited Partnership, and Putnam Fiduciary Trust Company on their joint Registered Management Investment Company fidelity bonds covering larceny and embezzlement and certain other acts in the total amount of $85 million, in such amounts and with the insurance carriers noted in the memorandum dated June 10, 2004 from Putnam Investment Management, LLC to the Trustees regarding renewal of the fidelity bond, is hereby approved, confirmed and ratified, it being the understanding of each Fund that the cost of said bonds to such Fund will be such Fund’s ratable share of the premium for the bonds for the 12 month period ending June 15, 2005 of which 85% of the cost is allocated to The Putnam Funds, based on the net asset value from time to time of the Fund and the other Putnam Funds party to said bonds.

VOTED: That each Fund enter into an agreement with the other parties to the joint fidelity bonds authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the bonds as a result of the loss of each Fund and of one or more of the other named insureds, each Fund shall receive an equitable and proportionate share of recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

VOTED: That pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, Beth S. Mazor, Vice President of the Fund, hereby is designated as agent for the Fund to make the filings and give the notices required by subparagraph (g) of said Rule.

VOTED: To approve specifically the form and amount of the bonds referred to in the preceding votes, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bonds have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held.

Resolutions adopted by the Board of Trustees of TH Lee, Putnam Investment Trust on September 7, 2004

VOTED: That the action of the Trust’s TH Lee, Putnam Emerging Opportunities Portfolio series (the “Fund”) in joining The Putnam Funds, Putnam Investment Management, LLC, Putnam Retail Management, L.P. and Putnam Fiduciary Trust Company on their joint Registered Management Investment Company fidelity bonds covering larceny and embezzlement and certain other acts in the total amount of $85 million, in such amounts to be allocated among such insurance carriers as the President or any Vice President of the Trust may approve, is hereby approved, confirmed and ratified, it being the understanding of the Fund that the cost of said bonds to the Fund will be the Fund’s ratable share of the premium for the bonds for the 12-month period ending June 15, 2005, of which 85% of the cost is allocated to the Fund and The Putnam Funds, based on the net asset value from time to time of the Fund and The Putnam Funds party to said bonds.

VOTED: That the Fund enter into an agreement with the other parties to the joint fidelity bonds authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the bonds as a result of the loss of the fund and of one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

VOTED: That pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, each of the officers of the Trust hereby is designated as agent for the Fund to make the filings and give the notices required by subparagraph (g) of said Rule.

VOTED: To approve specifically the form and amount of the bonds referred to in the preceding votes, after consideration of all relevant factors, including the Fund’s aggregate assets to which persons covered by the bonds have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held.

Exhibit 3

AGREEMENT

WHEREAS the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940 (the "Act"); and

WHEREAS Rule 17g-1 under the Act requires that each registered management investment company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of the loss sustained by the registered management investment company and one or more of the other named insureds.

NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1. In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies named below and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940.

2. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, each of the undersigned registered management investment companies has caused this Agreement to be executed by a duly authorized, officer as of March 17, 2004.

THE PUTNAM FUNDS LISTED ON EXHIBIT A

BY: /s/ Charles E. Porter
Charles E. Porter
Executive Vice President, Treasurer and Principal Financial Officer

PUTNAM INVESTMENT MANAGEMENT, LLC
PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

BY: /s/ Beth S. Mazor
Beth S. Mazor
Senior Vice President

PUTNAM FIDUCIARY TRUST COMPANY

BY: /s/ Steven Krichmar
Steven Krichmar
President

EXHIBIT A

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam Asset Allocation Funds
-Balanced Portfolio
-Conservative Portfolio
-Growth Portfolio
Putnam California Investment Grade Municipal Trust
Putnam California Tax Exempt Income Fund
Putnam Capital Appreciation Fund
Putnam Classic Equity Fund
Putnam Convertible Income-Growth Trust
Putnam Discovery Growth Fund
Putnam Diversified Income Trust
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Florida Tax Exempt Income Fund
Putnam Funds Trust
-Putnam Floating Rate Daily Access Fund (launch pending)
-Putnam Growth Fund
-Putnam International Fund 2000
-Putnam International Growth and Income Fund
-Putnam Prime Money Market Fund (launch pending)
-Putnam Small Cap Growth Fund
The George Putnam Fund of Boston
Putnam Global Equity Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
The Putnam Fund for Growth and Income
Putnam Health Sciences Trust
Putnam High Income Bond Fund
Putnam High Income Opportunities Trust
Putnam High Yield Advantage Fund
Putnam High Yield Municipal Trust
Putnam High Yield Trust
Putnam Income Fund
Putnam Intermediate U.S. Government Income Fund
Putnam International Equity Fund

Putnam Investment Funds
-Putnam Capital Opportunities Fund
-Putnam Growth Opportunities Fund
-Putnam International Blend Fund
-Putnam International New Opportunities Fund
-Putnam International Capital Opportunities Fund
-Putnam Mid Cap Value Fund
-Putnam New Value Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
Putnam Investment Grade Municipal Trust
Putnam Investors Fund
Putnam Managed High Yield Trust
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Income Trust
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Municipal Bond Fund
Putnam Municipal Income Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New Opportunities Fund
Putnam New York Investment Grade Municipal Trust
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam OTC & Emerging Growth Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Health Care Fund
Putnam Tax-Free Income Trust
-Putnam Tax-Free High Yield Fund
-Putnam Tax-Free Insured Fund
Putnam Tax Smart Funds Trust
-Putnam Tax Smart Equity Fund
Putnam U.S. Government Income Trust
Putnam Utilities Growth and Income Fund

Putnam Variable Trust
-Putnam VT American Government Income Fund
-Putnam VT Capital Appreciation Fund
-Putnam VT Capital Opportunities Fund
-Putnam VT Discovery Growth Fund
-Putnam VT Diversified Income Fund
-Putnam VT Equity Income Fund
-Putnam VT The George Putnam Fund of Boston
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Equity Fund
-Putnam VT Growth and Income Fund
-Putnam VT Growth Opportunities Fund
-Putnam VT Health Sciences Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Growth and Income Fund
-Putnam VT International New Opportunities Fund
-Putnam VT Investors Fund
-Putnam VT Mid Cap Value Fund
-Putnam VT Money Market Fund
-Putnam VT New Opportunities Fund
-Putnam VT New Value Fund
-Putnam VT OTC & Emerging Growth Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Utilities Growth and Income Fund
-Putnam VT Vista Fund
-Putnam VT Voyager Fund
Putnam Vista Fund
Putnam Voyager Fund